# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACME UNITED CORP, CIK 0000002098
CUSIP: 004816104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 WATERVIEW DRIVE, SHELTON, Connecticut (CT), 06484
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-014806
Filed by CIK 0001774802

## Reporting persons
- Mink Brook Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 221,295; sole dispositive power 0; shared dispositive power 221,295; aggregate amount beneficially owned 221,295 (5.8% of the class)
  Comment: (1) This percentage is calculated based upon 3,790,689 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 7, 2025.
- Mink Brook Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 138,637; sole dispositive power 0; shared dispositive power 138,637; aggregate amount beneficially owned 138,637 (3.7% of the class)
  Comment: (1) This percentage is calculated based upon 3,790,689 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 7, 2025.
- Mink Brook Asset Management LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 359,932; sole dispositive power 0; shared dispositive power 359,932; aggregate amount beneficially owned 359,932 (9.5% of the class)
  Comment: (1) This percentage is calculated based upon 3,790,689 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 7, 2025.
- Mink Brook Capital GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 359,932; sole dispositive power 0; shared dispositive power 359,932; aggregate amount beneficially owned 359,932 (9.5% of the class)
  Comment: (1) This percentage is calculated based upon 3,790,689 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 7, 2025.
- William Mueller: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 359,932; sole dispositive power 0; shared dispositive power 359,932; aggregate amount beneficially owned 359,932 (9.5% of the class)
  Comment: (1) This percentage is calculated based upon 3,790,689 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 7, 2025.

## Item 1. Issuer
Name of issuer: ACME UNITED CORP
Address of issuer's principal executive offices: 1 WATERVIEW DRIVE, SHELTON, CONNECTICUT, 06484.

## Item 2. Person Filing
Name of person filing: Acme United Corporation
Address of principal business office or, if none, residence:
1 Waterview Drive
Shelton, CT 06484
Citizenship:
Mink Brook Partners LP - Delaware
Mink Brook Opportunity Fund LP - Delaware
Mink Brook Asset Management LLC - Delaware
Mink Brook Capital GP LLC - Delaware
William Mueller - Florida

## Item 4. Ownership
Amount beneficially owned:
Reference is made to Items 5 - 11 on the preceding pages of this Schedule 13G.

As of the close of business on May 9, 2025, Mink Brook Partners LP and Mink Brook Opportunity Fund LP held an aggregate of 359,932 shares of the common stock of the Issuer. As the general partner to both Mink Brook Partners LP and Mink Brook Opportunity Fund LP, Mink Brook Capital GP LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP. As the managing member of Mink Brook Capital GP LLC and Mink Brook Asset Management LLC, William Mueller may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Mueller, Mink Brook Asset Management LLC or Mink Brook Capital GP LLC is the beneficial owner of the shares of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.
Percent of class:
Mink Brook Partners LP - 5.84%
Mink Brook Opportunity Fund LP - 3.66%
Mink Brook Asset Management LLC - 5.84%
Mink Brook Capital GP LLC - 9.50%
William Mueller - 9.50%

This percentage is calculated based upon 3,790,689 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q dated May 7, 2025.
Sole power to vote or to direct the vote:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Asset Management LLC - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Shared power to vote or to direct the vote:
Mink Brook Partners LP - 221,295
Mink Brook Opportunity Fund LP - 138,637
Mink Brook Asset Management LLC - 359,932
Mink Brook Capital GP LLC - 359,932
William Mueller - 359,932
Sole power to dispose or to direct the disposition:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Asset Management LLC - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Shared power to dispose or to direct the disposition:
Mink Brook Partners LP - 221,295
Mink Brook Opportunity Fund LP - 138,637
Mink Brook Asset Management LLC - 359,932
Mink Brook Capital GP LLC - 359,932
William Mueller - 359,932

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mink Brook Partners LP: /s/ William Mueller, William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (05/12/2025)
- Mink Brook Opportunity Fund LP: /s/ William Mueller, William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (05/12/2025)
- Mink Brook Asset Management LLC: /s/ William Mueller, William Mueller, Managing Member, Mink Brook Asset Management LLC (05/12/2025)
- Mink Brook Capital GP LLC: /s/ William Mueller, William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (05/12/2025)
- William Mueller: /s/ William Mueller, William Mueller (05/12/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.